 (a joint stock limited company incorporated in the People's Republic of China)

                        2003 INTERIM RESULTS ANNOUNCEMENT

The board of directors (the 'Board' ) of Jilin Chemical Industrial Company Limited (the 'Company') and the directors collectively and individually accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement and believe that there are no misrepresentations, misleading statements or material omissions contained in this announcement.

The Company's financial statements for the first six months of 2003 prepared under the People's Republic of China (the 'PRC') GAAP have been audited by PricewaterhouseCoopers Zhong Tian CPAs Company Limited, and the financial statements for the first six months of 2003 prepared under IFRS are unaudited.

The Company's director Mr. Xu Fengli and independent directors Mr. Wang Baifeng, Mr. Lu Yanfeng and Mr. Rupert Li did not attend the board meeting. Mr. Xu Fengli appointed chairman Mr. Yu Li, and each of Mr. Wang Baifeng, Mr. Lu Yanfeng and Mr. Rupert Li appointed independent director Mr. Wang Peirong to attend and vote on his behalf at the meeting.

The Company's chairman Mr. Yu Li, chief financial officer Mr. Lan Yunsheng and chief of the finance department Mr. Liao Hongwei accept full responsibility for the truthfulness and completeness of the financial statements contained in this announcement.

FINANCIAL SUMMARY
Prepared In Accordance With PRC GAAP

                                                                 For the six months
                                                                  ended 30th June,
                                                                    2003               2002      Increase
                                                                     RMB                RMB           (%)
                                                               (audited)        (unaudited)

Net profit/(loss)                                            240,972,838       (352,531,041)         +168%
Net profit/(loss) before non-operating loss                  286,004,192       (237,227,445)         +221%
Earnings/(loss) per share                                           0.07              (0.10)         +170%
Return on net assets(%)                                             7.8%             (10.0%)         +105%
Net cash flow from operating activities                    1,912,198,933        522,521,613          +266%

                                                                    As at              As at
                                                               30th June,      31st December,    Increase/
                                                                     2003               2002     Decrease
                                                                      RMB                RMB           (%)
                                                                (audited)          (audited)

Current assets                                              2,197,011,472      2,364,407,202           -7%
Current liabilities                                         7,777,307,533      7,621,101,602           +2%
Total assets                                               13,888,466,267     14,336,230,911           -3%
Shareholders' equity (excluding minority interests)         3,096,842,064      2,855,869,226           +8%
Net assets per share                                                 0.87               0.80           +9%
Adjusted net assets per share                                        0.76               0.76           --

Note: Non-operating loss of RMB45,031,354 refers to doubtful debt expenses of approximately RMB31,859,025, reversal of diminution in value of inventories of RMB393,373, loss of RMB1,199,780 on disposal of fixed assets, loss of RMB6,434,901 from unscheduled plant shutdown, and other loss of RMB5,931,021.

PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (`IFRS')

                                                                                     For the six months
                                                                                      ended 30th June,
                                                                                        2003          2002
                                                                                     RMB'000       RMB'000
                                                                                 (unaudited)   (unaudited)

Net profit/(loss)                                                                    242,843      (350,068)
Earnings/(loss) per share                                                            RMB0.07      RMB(0.10)
Return on net assets(%)                                                                10.4%        (12.7%)

                                                                                      As at         As at
                                                                                  30th June,  31st December,
                                                                                        2003          2002
                                                                                     RMB'000       RMB'000
                                                                                 (unaudited)     (audited)

Shareholders' equity                                                               2,325,790     2,082,947
Net assets per share                                                                 RMB0.65       RMB0.58

SIGNIFICANT DIFFERENCES UNDER IFRS AND PRC GAAP

Under IFRS and PRC GAAP, net profit for the six months ended 30th June, 2003 were RMB242.8 million and RMB241.0 million, respectively. The difference reflected the following adjustments made under IFRS: (1) depreciation expense of RMB726,000 due to revaluation of fixed assets on 28th February, 1995; (2) depreciation expense of RMB3,655,000 on fixed assets due to capitalization of the difference in exchange gains; (3) amortization of cost of housing subsidy of RMB4,660,000 and amortization for the reversion of land use rights of RMB10,911,000.

CHANGES IN SHARE CAPITAL AND SUBSTANTIAL SHAREHOLDERS

Changes in Share Capital Structure

During the six months ended 30th June, 2003, there was no change in the Company's share capital structure.

Total Number of Shareholders

As at 30th June, 2003, the Company had a total of 59,668 shareholders.

Substantial Shareholders

As at 30th June, 2003, the ten major shareholders of the Company were as follows:

                                                                                     Increase/
                                                                      Number of       Decrease       Percentage
Name of shareholders                                    Class       shares held         amount       of holding
                                                                        (share)        (share)              (%)
1.   PetroChina Company Limited ('PetroChina')       A shares     2,396,300,000              -          67.2914
2.   HKSCC Nominees Limited                          H shares       807,106,699     +4,274,000          22.6646
3.   Hong Kong & Shanghai Banking Corporation        H shares       135,105,300        +10,000           3.7939
       (Nominees) Limited
4.   LIU WU RONG                                      A share         2,575,609              -           0.0723
5.   CHEN YU                                          A share         1,700,000       +500,000           0.0477
6.   ZHANG LI                                         A share         1,500,000       -100,000           0.0421
7.   NORTHWEST SECURITIES COMPANY LIMITED             A share         1,458,317     -1,892,757           0.0410
8.   QIAO LIANG                                       A share         1,400,000        -80,000           0.0393
9.   QIAO HONG                                        A share           988,000       +988,000           0.0277
10.  ZHAO YING                                        A share           950,000       +950,000           0.0267

Notes:

(1) The Company is not aware of any relationship between the ten largest shareholders of the Company.

(2) As at 30th June, 2003, PetroChina held 2,396,300,000 state-owned legal person shares issued by the Company, representing approximately 67.29 per cent of the Company's total share capital. Shares held by PetroChina in the Company were not pledged, locked up or held in trust during the six months ended 30th June, 2003.

(3) HKSCC Nominees Limited acted as nominee, of which there was no participant, as at 30th June, 2003, whose shareholding accounted for 10 per cent or more of the total number of shares issued by the Company.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT

Shares Held by the Directors, Supervisors and Senior Management

As at 30th June, 2003, each of the directors Mr. Shi Jianxun and Mr. Ni Muhua and supervisor Mr. Zou Haifeng held 3,550 shares of the Company, respectively, and there was no change during the reporting period. None of the other directors, supervisors and senior management held any shares of the Company.

None of the directors, supervisors and senior management (including their spouse and children under 18 years of age) has been granted or has exercised any rights to subscribe for shares (or warrants or debentures, if applicable) of the Company.

Appointment and Removal of Directors and Senior Management

On 24th April, 2003, the Board approved the resignation of Mr. Xu Yuanxiang from his position as a director of the Company due to work changes. At the annual general meeting of the Company held on 24th June, 2003, Mr. Wang Peirong was elected as an independent director of the Company.

MANAGEMENT DISCUSSION AND ANALYSIS

Operations During the Reporting Period

The Company's principal business consists of the production and sale of petroleum products, petrochemical and organic chemical products, and synthetic rubber.

1.   Results of operations

     Under PRC GAAP, revenue from principal operations of the Company and its subsidiaries (together, the 'Group') during the six months ended 30th June, 2003 was RMB8,885.1 million, representing an increase of 108 per cent as compared with the same period of 2002. The Group achieved its goal of turnaround with a net profit of RMB241 million during the reporting period.

2.   Operations during the reporting period

     During the first half of 2003, with the objective of achieving a turnaround from loss making to profitability, the Company introduced various measures to meet the criteria of 'Act Promptly, Review Carefully, Commence Early and Begin Effectively' and set out various economic and technological targets. The Company enhanced its internal management through continuous strengthening of the supply, production and marketing of its products according to market demands, and made every effort to offset the adverse impact of SARS and price decrease in gasoline, diesel oil and petrochemical products in the second quarter. Through strengthening its production management and making timely decisions, the Company's major production facilities operated at full utilization rate and most of its products were sold at higher prices. During the reporting period, the Company made significant achievements such that the turnover, processing volume of crude oil and sales volume achieved the best results since the establishment of the Company. During the first half of 2003, the Company processed 2.76 million tons of crude oil and produced 290,000 tons of ethylene, representing an increase of 52 per cent and 32 per cent, respectively, as compared with the same period of 2002. Total sales volume was 2.95 million tons, representing an increase of 66 per cent as compared with the same period of 2002, including 540,000 tons of gasoline and 950,000 tons of diesel oil, which were up by 86 per cent and 296 per cent, respectively, as compared with the same period of 2002. Sales volume for petroleum products, petrochemical and organic chemical products and synthetic rubber increased by 92 per cent, 41 per cent and 37 per cent, respectively, and weighted average prices increased by 37 per cent, 31 per cent and 13 per cent, respectively, as compared with the same period of 2002.

3.   Revenue and profit from principal operations

     During the six months ended 30th June, 2003, under PRC GAAP, turnover for petroleum products, which represented more than 10 per cent of the Group's turnover from its principal activities, was RMB4,324.8 million, accounting for 49 per cent of the Group's total turnover from its principal business. Cost of goods sold in respect of petroleum products was RMB3,943.9 million and the gross margin rate for petroleum products was 9 per cent. Turnover for petrochemical and organic chemical products was RMB3,957 million, accounting for 45 per cent of the Group's total turnover from its principal business. Cost of goods sold in respect of petrochemical and organic chemical products was RMB3,392.3 million and the gross margin rate for petrochemical and organic chemical products was 14 per cent.

     The Company's principal business is carried out in the PRC and the Company is not involved in any industry other than the petrochemical industry. During the reporting period, there was no change in the Company's principal business or any other business which had a significant effect on the Company's net profits.

     During the reporting period, there was no entity that contributed more than 10 per cent to the Group's net profits.

Investment (Projects not Funded Through Share Issue)

During the six months ended 30th June, 2003, the 300,000t/a synthetic ammonia unit was put into production. As at 30th June, 2003, the total investment in the project was RMB207.8 million.

Results of Operations and Analysis of Financial Conditions

1. Under PRC accounting standards

     Unit: RMB

                                         For the six months
     Items                                ended 30th June,           Increase/
                                           2003                 2002  Decrease        Reason of
                                      (audited)          (unaudited)       (%)        changes
     Income from principal        8,885,128,786        4,270,057,757      +108        Increase in the sales
       business                                                                        price and sales volume

     Profit from principal          756,315,388          258,734,720      +192        Increase in the sales
       business                                                                        price and processing
                                                                                       volume of crude oil

     Net profit/(loss)              240,972,838         (352,531,041)     +168        Increase in the gross
                                                                                       profit of petrochemical
                                                                                       products

     Decrease in cash and            16,434,800            5,754,159      +186        Increase in the
       cash equivalents                                                                repayment of loans

                                          As at                As at
                                     30th June,       31st December,
                                           2003                 2002
                                      (audited)            (audited)
     Total assets                13,888,466,267       14,336,230,911        -3         Decrease in inventory
                                                                                        and increase in
                                                                                        provision for bad debt
     Shareholders' equity         3,096,842,064        2,855,869,226        +8         profit in the reporting
                                                                                        period

2.   Under IFRS

     During the first half of 2003, the Group's turnover was approximately RMB9,282.9 million, representing an increase of 105 per cent as compared with the same period of 2002. The increase was mainly due to the increase in the production volume, sales volume and weighted average prices of the Group's major products.

     1)   Segment analysis

          (1)  Petroleum products

               During the first six months ended 30th June, 2003, turnover for petroleum products increased by 167 per cent to RMB4,021.3 million from RMB1,505.5 million for the same period in 2002, and accounted for 43 percent of the Company's turnover as compared with 33 per cent in the first half of 2002. Due to factors including increases in international crude oil price, the Company's crude oil processing capability and purchase of crude oil from Russia, the processing volume of crude oil, sales volume and weighted average prices of the Company increased by 52 per cent, 92 per cent and 39 per cent, respectively, as compared with the same period of 2002 (during which a once-every-two-years overhaul was carried out).

          (2) Petrochemical and organic chemical products

               Turnover for petrochemical and organic chemical products increased by 81 per cent to RMB3,939.2 million from RMB2,173.5 million for the same period in 2002, and accounted for 42 per cent of the Company's turnover. The increase of turnover was mainly due to the increasing demands for the raw materials of petrochemical products by downstream users, increase in market price and the higher utilization rate of the Company's production facilities. Compared with the corresponding period of 2002 (during which a once-every-two-years overhaul was carried out), the sales volume and weighted average prices of these products increased by 41 per cent and 29 per cent, respectively.

          (3)  Synthetic rubber

               Turnover for synthetic rubber products increased by 54 per cent to RMB533.8 million from RMB345.8 million for the same period in 2002, and accounted for 6 percent of the Company's turnover. The increase in turnover was mainly due to the growth of the sales volume and weighted average price of these products by 37 per cent and 13 per cent respectively as compared with the same period of 2002.

     2)   Cost and expenses

          Cost of sales increased by 100 per cent to RMB8,527.4 million in the first half of 2003 from RMB4,260 million for the same period in 2002. The increase in the cost of sales was mainly due to the increase in the sale volume of products, processing volume of crude oil and prices of crude oil and other raw materials, as well as the turnaround from loss by the Company and the increase in staff's salaries. In the first half of 2003, the Company was affected by an increase in the price of crude oil internationally to RMB1,898 per ton, representing an increase of 39 per cent from the same period in 2002. The processing volume of crude oil increased by 52 per cent as compared with the same period of 2002.

          Despite the increase of cost of sales, the Group's gross profit increased by 184 per cent as compared with the same period of 2002. This increase was mainly due to the significant increase of the Group's turnover.

          Selling expenses, administrative expenses and other expenses decreased by 10 per cent to RMB274.7 million in the first half of 2003 from RMB304.9 million for the same period in 2002. This decrease was mainly due to the loss from the retirement of fixed assets of RMB110 million in the first half of 2002 and the provision for bad debts of RMB31.9 million during the reporting period.

          As a result of the above factors, the Group's operating profit increased to RMB480.8 million in the first half of 2003 from a loss of RMB39.1 million in the same period of 2002.

          Interest expense decreased by 13 per cent from RMB272.1 million in the first half of 2002 to RMB236.6 million in the first half of 2003. The decrease was mainly due to a refinancing of higher interest rate loans with lower interest rate loans.

          During the first half of 2003, the Group's net exchange loss was RMB8.1 million, as compared with a net exchange loss of RMB34.9 million for the same period in 2002. The loss was mainly due to changes in exchange rate of the Company's foreign currency loans during the reporting period.

          The income from a jointly controlled entity and an associated company before taxation was RMB2.6 million in the first half of 2003, as compared with a loss of RMB4.9 million in the first half of 2002. This change was mainly due to profits generated by the jointly controlled entity.

          In accordance with PRC tax law, the Company has no income taxable so far as a result of the losses accumulated before the reporting period.

     3)   Liquidity and capital resources

          The Group depends upon the cash flow from its operations and bank loans to satisfy its ongoing liquidity and capital requirement.

          During the first half of 2003, net cash inflow from operating activities increased to RMB1,692.6 million from RMB261.4 million for the same period in 2002. The increase in net cash inflow was primarily due to profit generated in the first half of 2003 and strengthening funds control.

          Net cash outflow from investing activities decreased to RMB261.9 million in the first half of 2003 from RMB502.3 million in the same period of 2002. The decrease was primarily due to reduced capital expenditures during the reporting period.

          Net cash outflow from financing activities in the first half of 2003 was RMB1,447.2 million compared with a net cash inflow from financing activities of RMB235.1 million for the same period in 2002. The change was primarily due to the increase in the repayment of bank loans during the reporting period.

          As at 30th June, 2003, the Group's current assets were RMB2,197 million, current liabilities were RMB7,777.3 million, and negative working capital was RMB5,580.3 million. The Group reviews its working capital and liquidity position on a regular basis and has always been able to satisfy its short term obligations through the refinancing of its indebtedness and other measures. China Petroleum Finance Company Limited, a subsidiary of the Company's ultimate holding company, has provided the Company with a loan facility of RMB8 billion for up to 31st December, 2004. As a result, the Company believes that it has sufficient resources to meet its foreseeable working capital requirement. As at 30th June, 2003, the Group's gearing ratio was 56 per cent, compared with 65 per cent as at 31st December, 2002. (Gearing ratio is the ratio between long term debt and the sum of shareholders' equity and long term debt).

          As at 30th June, 2003, the Group's liquidity ratio was 28 per cent, quick ratio was 13 per cent and inventory turnover was 578 per cent.

          As at 30th June, 2003, the borrowings of the Group decreased by RMB1,447.2 million to RMB7,916.3 million as compared with 31st December, 2002, among which short-term borrowings were RMB4,933.1 million, representing a decrease of RMB603.6 million as compared with 31st December, 2002; long-term borrowings were RMB2,983.2 million, representing a decrease of RMB843.6 million as compared with 31st December, 2002. These changes reflected the Group's repayment of bank loans to reduce the debt ratio as a result of profit generated during the reporting period and further improvement in its financial condition.

          The Group did not experience seasonal fluctuations in the demand of capital.

     4)   Exchange rate risk

          As at 30th June, 2003, the Group's short-term loans were all Renminbi-denominated. Foreign currency-denominated long-term loans amounted to approximately RMB1,773 million, which were mainly related to the loan for the ethylene project. Foreign currencies include US dollar, Japanese Yen, and Euro. The Group's exchange rate risks also include exchange of foreign currencies to Renminbi for the payment of imported materials and equipment. Dividends of H shares shall be paid in foreign currency. The Company believes that the fluctuations in foreign exchange rates will have a significant impact on the Company. During the six months ended 30th June, 2003, the Group's foreign exchange loss was RMB8.08 million.

     5)   Employees

          As at 30th June, 2003, the number of employees of the Company was 22,340. The employees' remuneration for the reporting period was RMB310.8 million.

     6)   Pledge on assets

          The Group did not have charges over its principal assets as at 30th June, 2003.

     7)   Contingent liability

          The Group did not have any contingent liability as at 30th June, 2003.

Prospectus

The Board expects the price of petrochemical products to remain at the current level in the second half of 2003 and the price of crude oil not to experience significant fluctuation. The Company will focus on the maintenance of safe and stable production operations; the improvement in the sourcing of major resources including domestic crude oil, Russian crude oil, residue and ethylene; the adjustment of product mix to ensure high utilization rate and sustained profitability; the speeding up in the implementation of plants upgrade so as to achieve cost and energy consumption reduction (for water, gas and electricity) to meet production targets. The Company will combine the business concepts where 'sales shall be dependent on profitability; production shall be dependent on sales; efficient sales and profitability through sales'. The Company will further strengthen its marketing and sales development of certain products such as EPR, AES, alcohol, ether and liquid ammonia with the aim of obtaining maximum economic benefits. The Company will enhance its materials purchasing system for crude oil and naphtha to ensure that materials are supplied in bulk at favourable rates and in a timely manner for production purposes. The Company will also strengthen the management of its funds through strict control over expenses and focus on adjusting and restructuring its loans and repay loans which bear higher interest rates. The Company will also seek to improve its financial budget and the economic analysis of its activities, and further control its costs through management at the work shifts, production plants and factories level.

In the second half of 2003, on the premise that the price of crude oil will not increase significantly and the petrochemical market will not experience significant fluctuation, the Company, bearing in mind its tasks of turning around loss to achieve sustained profit and cost control, will make every effort to achieve profitability for the full year of 2003.

REVIEW OF SIGNIFICANT EVENTS

1.   Corporate Governance Structure

     The Company's corporate governance structure was in compliance with the requirements of the Listed Company Governance Guidelines.

2.   Proposed Interim Distribution and Transfer From Common Reserve to Share
     Capital

     The Directors resolved not to declare any interim dividend and did not make any transfer from the common reserves to the Company's share capital during the first six months ended 30th June, 2003.

3.   Previous Year's Profit Distribution

     According to the Company's 2002 annual general meeting of the Company, no dividend was declared and no transfer was made from the common reserve to the Company's share capital for 2002.

4. The Company was not involved in any material litigation or arbitration during the reporting period.

5. During the reporting period, there were no acquisitions, sales or restructuring involving the Company.

6.   Significant Connected Transactions

     The fees paid by the Company for welfare and supporting services rendered by Jilin Chemical Group Corporation (`JCGC') were based on the State prices, market prices or actual cost as provided for in the service agreement entered into between the Company and JCGC. The other connected transactions between the Company and JCGC were based on normal commercial terms or on terms that were fair and reasonable so far as the shareholders of the Company are concerned. The connected transactions between the Company and PetroChina were based on the terms approved by shareholders at the extraordinary shareholders meeting held on 30th December, 2001. Such connected transactions are necessary for the Company's business.

7.   Material Contracts and its Performance

     (1) During the reporting period, the Company did not enter into any trust arrangement, entrustment contract or lease in respect of the assets of any third party nor did any third party enter into any trust arrangement, entrustment contract or lease arrangement in respect of the assets of the Company.

     (2) The Company did not enter into any material guarantees during the reporting period and there were no material guarantees previously entered into which were subsisting during the reporting period.

     (3) During the reporting period, the Company did not entrust any third party with the administration of its cash assets.

8. The Company and its shareholders with shareholding of 5 per cent or more had not made any undertakings that will have significant impact on the Company's operating results and financial condition.

9.   Auditors

     The financial statements prepared under the PRC accounting standards have been audited by PricewaterhouseCoopers Zhong Tian CPAs Company Limited. The certified public accountants are Mr. Zhou Zhonghui and Mr. Li Dan.

     The audit fee in 2003 will be approximately RMB4 million.

10. During the reporting period, neither the Company, the Board nor the directors of the Company had been investigated, received administrative punishment or press censure by the China Securities Regulatory Commission, nor had it or he been publicly reprimanded by other government administrative departments or the stock exchanges.

11.  Purchase, Sale and Redemption of Shares

     During the reporting period, there was no purchase, sale, redemption or cancellation of the Company's listed shares.

12.  Code of Best Practice

     To the knowledge of directors, the Company had complied with the requirements of the Code of Best Practice during the reporting period. The code of Best Practice is set out in Appendix 14 to the Listing Rules published by the HK Stock Exchange.

13.  Trust Deposits and Trust Loans

     As at 30th June, 2003, the Company did not have any trust deposits and trust loans with any financial institutions which were due but had not been recovered and did not encounter any difficulty in making withdrawal.

14.  Housing Reforms

     In 1998, the Company incurred a loss of RMB84.09 million due to the discount offered to its employees to purchase staff accommodations.

     In accordance with IFRS, the loss was capitalized. The staff cost associated with the Company's employee housing reform programs was amortized on a straight-line basis over the remaining expected average employment period of the relevant employees.

     From 1st January, 1998 to 30th June, 2003, the total amount amortized was RMB35.91 million. The amount amortized in the first half of 2003 was RMB4.6 million. As at 30th June, 2003, the above remaining deferred staff cost was approximately RMB48.18 million. In the opinion of the Board, if the aforesaid deferred staff cost was completely written off in the first half of 2003, the net assets of the Company as at 30th June, 2003 would be reduced by approximately RMB48.18 million. Other than the employees' housing reform programme mentioned above, the Company has not implemented any employees' housing plan.

15.  Application for the Resumption of Trading of A Shares

     After the announcement of the interim results for the six months ended 30th June, 2003, the Company will have satisfied the requirements for resumption of trading as stipulated in the Listing Rules of the Shenzhen Stock Exchange and the Board has resolved to apply for the resumption of trading of its A shares. Once approved, the Company's A shares will resume trading on the Shenzhen Stock Exchange.

FINANCIAL STATEMENTS

The Board hereby announces the audited interim results of the Company and the Group for the six months ended 30th June, 2003 prepared under the PRC GAAP and the unaudited interim results prepared under the IFRS. The Company's Audit Committee and management have reviewed the accounting principles, accounting standards and measures adopted by the Group, and have reviewed the relevant auditing affairs, internal supervision and financial reports, including the audited financial statement prepared under the PRC GAAP and the unaudited financial statement prepared under IFRS and the additional information in respect thereof for the six months ended 30th June, 2003.

Unaudited Consolidated Interim Condensed Profit And Loss Account
For The Six Months Ended 30th June, 2003
(Amounts in thousands except for per share data)
(Prepared under IFRS)

                                                          Six months ended 30th June,
                                                                 2003          2002
                                                Notes             RMB           RMB
Turnover                                            2       9,282,866     4,525,618

Cost of sales                                              (8,527,355)   (4,259,866)

Gross profit                                                  755,511       265,752
Distribution costs                                            (14,910)      (13,453)
Administrative expenses                                      (253,128)     (181,886)
Shut down of manufacturing assets                                   -      (110,040)
Other operating expenses, net                                  (6,629)          517

Operating profit(loss)                              3         480,844       (39,110)
Interest expense                                    4        (236,587)     (272,064)
Interest income                                                 2,606           412
Exchange loss                                                  (8,632)      (38,031)
Exchange gain                                                     548         3,112
Share of profit/(loss) of jointly
  controlled entities                                           2,825        (4,766)
Share of loss of an associated company                           (223)         (149)

Profit/(loss) before taxation                                 241,381      (350,596)
Taxation                                            5               -          (352)

Profit/(loss) before minority interests                       241,381      (350,948)
Minority interests                                              1,462           880

Profit/(loss) attributable to shareholders                    242,843      (350,068)

Basic and diluted earnings/(loss) per share         6        Rmb 0.07     (Rmb 0.10)

Dividend                                            7               -             -


Notes To The Unaudited Consolidated Interim Condensed Financial Statement For The Six Months Ended 30th June, 2003
(Amounts in thousands unless otherwise stated)

1.   Accounting Policies

     The unaudited consolidated interim condensed financial statements are prepared in accordance with IAS 34 'Interim Financial Reporting'. The accounting policies used in the preparation of the consolidated interim condensed financial statements are consistent with those used in the preparation of the financial statements for the year ended 31st December, 2002.

     Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

     Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated weighted average annual tax rate used for the six-month period from 1st January, 2003 to 30th June, 2003 is 33 per cent (the estimated weighted average tax rate used for the six-month period from 1st January, 2002 to 30th June, 2002 was 33 per cent).

     These unaudited consolidated interim condensed financial statements should be read in conjunction with the 2002 annual financial statements.

2.   Segment Information

     Six months ended 30th June, 2003

                                                                      Chemical
                                                 Petrochemical     fertilisers
                                                   and organic             and       Synthetic         Other
                                  Petroleum           chemical       inorganic          rubber      products
                                   products           products        products        products  and services           Total
                                        RMB                RMB             RMB             RMB           RMB             RMB

      Revenues                    4,021,317          3,939,206          67,166         533,830       721,347       9,282,866

     Segment results                 26,321            369,918         (37,652)        137,885       (15,628)        480,844
     Finance costs, net                                                                                             (242,065)
     Share of profit of a jointly
       controlled entity                  -              2,825               -               -             -           2,825
     Share of loss of an
       associated company                 -                  -               -               -          (223)           (223)

     Profit before taxation                                                                                          241,381

     Six months ended 30th June, 2002

                                                                      Chemical
                                                   Petrochemical   fertilisers
                                                     and organic           and       Synthetic         Other
                                  Petroleum             chemical     inorganic          rubber      products
                                   products             products      products        products  and services           Total
                                        RMB                  RMB           RMB             RMB           RMB             RMB

     Revenues                     1,505,511            2,173,454        77,562         345,840       423,251       4,525,618

     Segment results               (126,163)             115,060       (98,751)         75,863        (5,119)        (39,110)
     Finance costs, net                                                                                             (306,571)
     Share of loss of jointly
       controlled entities                -               (4,766)            -               -             -          (4,766)
     Share of loss of an
       associated company                 -                    -             -               -          (149)           (149)

     Loss before taxation                                                                                           (350,596)

     All assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns. Accordingly, no geographic segment information is presented.

3.   Operating Profit/(loss)

     The following items have been charged/(credited) to operating profit/(loss) during the period:

                                                                                                 Six months ended 30th June,
                                                                                                      2003              2002
                                                                                                       RMB               RMB
     Depreciation of property, plant and equipment                                                 449,636           430,973
     Loss on disposal of property, plant and equipment                                               1,200           107,417
     Provision for impairment of receivables (included in 'administrative expenses')                31,859                 -
     Reversal of diminution in value of inventories                                                   (393)                -
     Amortisation of intangible assets                                                              39,048            35,407
     Research and development expenditure                                                            1,200             3,246
     Employee compensation costs                                                                   310,800           190,170

4.   Interest Expense

                                                                                                 Six months ended 30th June,
                                                                                                      2003              2002
                                                                                                       RMB               RMB
     Interest expense                                                                              260,022           295,117
     Less: Amount capitalised                                                                      (23,435)          (23,053)

                                                                                                    236,587           272,064

5.   Taxation

                                                   Six months ended 30th June,
                                                      2003              2002
                                                      RMB               RMB
     PRC income tax                                    -                352
                                                       -                352

     In accordance with PRC tax regulations, tax losses can be carried forward for a period of 5 years. As the recoverability of these tax losses is uncertain, the resulting deferred tax benefit arising from these tax losses has not been recognised in the financial statements.

     There is no taxation charge as the Group has sufficient tax losses brought forward to offset against any current taxable income for the period.

6.   Basic And Diluted Earnings/(loss) Per Share

     Basic and diluted earnings per share for the six months ended 30th June, 2003 have been computed by dividing the profit attributable to shareholders of Rmb 242,843 (2002: loss attributable to shareholders of Rmb 350,068) by the number of 3,561,078,000 shares issued and outstanding for the period.

7.   Dividend

     The directors do not recommend the payment of an interim dividend for the six months ended 30th June, 2003 (2002: nil).

Report of the PRC Auditors

                                                     PwC Shen Zi (2003) No. 1557

To the Shareholders of
Jilin Chemical Industrial Company Limited

We have accepted the appointment to audit the balance sheets of Jilin Chemical Industrial Company Limited (the 'Company') and its subsidiaries (the 'Group') as at 30th June, 2003 and the profit and loss accounts, profit appropriation statements and cash flow statements of the Company and the Group, respectively, for the six months then ended. The Company's management is responsible for the preparation of these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with China Certified Public Accountants' Independent Auditing Standards. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements of the Group and Company present fairly, in all material respects, the financial position of the Company and the Group at 30th June, 2003 and their results of operations and cash flows for the six months then ended in accordance with the Accounting Standards for Business Enterprises and the Accounting Systems for Business Enterprises of the People's Republic of China.

PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd.
31st July, 2003

PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED 30TH JUNE, 2003
In Rmb Yuan
(Prepared under the PRC GAAP)

                                                 2003 (1-6)             2002 (1-6)          2003 (1-6)            2002 (1-6)
Items                                                 Group                  Group             Company               Company
                                                                       (Unaudited)                               (Unaudited)
1.   SALES REVENUE                            8,885,128,786          4,270,057,757        8,835,299,367         4,229,890,817

     Less: Cost of sales                     (7,802,301,759)        (3,848,482,144)      (7,770,491,789)       (3,823,707,081)
           Sales tax and other levies          (326,511,639)          (162,840,893)        (326,511,639)         (162,840,893)

2.   GROSS PROFIT ON SALES                      756,315,388            258,734,720          738,295,939           243,342,843
     Add:  Other operating profit                 3,182,806             11,398,269           11,927,329            15,758,290
     Less: Selling expenses                     (14,910,036)           (13,452,431)         (14,847,499)          (10,677,016)
           General and administrative expenses (244,546,602)          (176,934,371)        (233,908,546)         (168,890,091)
           Financial expenses, net             (244,032,163)          (306,570,325)        (240,776,916)         (303,058,952)

3.   OPERATING PROFIT/(LOSS)                    256,009,393           (226,824,138)         260,690,307          (223,524,926)
     Add:  Investment income/(loss)               2,601,629             (4,915,624)          (1,235,033)           (7,792,288)
           Subsidy income                           502,000                      -              502,000                     -
           Non-operating income                     284,874              2,649,230              224,556             2,649,230
     Less: Non-operating expenses               (19,887,076)          (123,968,075)         (19,588,147)         (123,657,612)

4.   TOTAL PROFIT/(LOSS)                        239,510,820           (353,058,607)         240,593,683          (352,325,596)
     Less: Income tax                                     -               (351,996)                   -                     -
           Minority interests                     1,462,018                879,562                    -                     -

5.   NET PROFIT/(LOSS)                          240,972,838           (352,531,041)         240,593,683          (352,325,596)

PROFIT APPROPRIATION STATEMENTS FOR THE SIX MONTHS ENDED 30th June, 2003 In Rmb Yuan
(Prepared under the PRC GAAP)

                                                 2003 (1-6)              2002 (1-6)          2003 (1-6)             2002 (1-6)
Items                                                 Group                   Group             Company                Company
                                                                        (Unaudited)                                (Unaudited)
1.   NET PROFIT/(LOSS)                          240,972,838           (352,531,041)         240,593,683          (352,325,596)
     Add:  Accumulated losses at the
            beginning of the period          (3,700,270,377)        (2,674,016,796)      (3,692,178,753)       (2,666,061,079)
           Transfer from other sources

2.   ACCUMULATED LOSSES                      (3,459,297,539)        (3,026,547,837)      (3,451,585,070)       (3,018,386,675)
     Less: Transfer to statutory common
            reserve fund                                  -               (378,181)                   -                     -
          Transfer to statutory common
            welfare fund
          Transfer to staff and workers'
            bonus and welfare fund                        -               (142,839)                   -                     -

3.   ACCUMULATED LOSSES                      (3,459,297,539)        (3,027,068,857)      (3,451,585,070)       (3,018,386,675)
     Less: Dividend for preference stocks
           Transfer to discretionary
            common reserve fund
           Dividend for common stocks
           Dividend for common stocks
            transferred to capital

4.   ACCUMULATED LOSSES AT
       THE END OF THE PERIOD                 (3,459,297,539)        (3,027,068,857)      (3,451,585,070)       (3,018,386,675)

BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with the Accounting Standards for Business Enterprises and the Accounting Systems for Business Enterprises and related regulations as promulgated by the Ministry of Finance of the People's Republic of China.

PUBLICATION OF FINANCIAL INFORMATION

The Company's 2003 interim report, which set out all the information required by paragraphs 46(1) to 46(6) inclusive in Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange, will be available for publication on the website of the Stock Exchange (http://www.hkex.com.hk) within 21 days from the date of this announcement.

                                                           By Order of the Board
                                                                   YU Li
                                                                 Chairman
Jilin, PRC, 31st July, 2003